CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, D.C. PARIS BRUSSELS LONDON FRANKFURT COLOGNE MOSCOW	One Liberty Plaza New York, NY 10006-1470 T: +1 212 225 2000 F: +1 212 225 3999 clearygottlieb.com D: +852 2532 3783 szhao@cgsh.com	ROME MILAN HONG KONG BEIJING BUENOS AIRES SÃO PAULO ABU DHABI SEOUL

FOIA Confidential Treatment Request

May 22, 2020

VIA EDGAR AND OVERNIGHT COURIER

Tara Harkins

Kevin Kuhar

Jeffrey Gabor

Christine Westbrook

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Burning Rock Biotech Limited

Registration Statement on Form F-1

CIK No. 0001792267

Dear Ms. Harkins, Mr. Kuhar, Mr. Gabor and Ms. Westbrook:

On behalf of our client, Burning Rock Biotech Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on February 18, 2020.

Confidential Treatment Requested by Burning Rock Biotech Limited

BNR-001

[ * * * ] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

U.S. Securities and Exchange Commission

May 22, 2020

The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size on or around June 5, 2020 and launch the road show on or around June 8, 2020. The Company would appreciate the Staff’s prompt feedback to this filing.

Concurrently with the filing of the Registration Statement, the Company hereby in this letter submits to the staff of the Commission (the “Staff”) supplemental response (the “Supplemental Response”) to the Company’s prior responses to comment 14 contained in the Staff’s letter dated December 4, 2019 regarding the Company’s draft Registration Statement on Form F-1 confidentially submitted to the Commission on November 4, 2019 that were filed with the Commission. The Staff’s comment is repeated below in bold and is followed by the Company’s prior responses and the Supplemental Response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter (the “Request Letter”) with the Office of Freedom of Information and Privacy Act Operations (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83 (“Rule 83”). For the Staff’s reference, we have enclosed a copy of the Request Letter, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this letter and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to Freedom of Information Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this letter has also been clearly marked with the legend “Confidential Treatment Requested by Burning Rock Biotech Limited” and each page is marked for the record with the identifying numbers and code “BNR-001” through “BNR-006.”

* * * *

Fair Value of Share Options, page 88

14. We note that the estimated fair market value per ordinary share is a significant assumption in your share option grant valuation. Accordingly, please bridge for us the fair value per share determinations used for each option grant subsequent to December 31, 2018 to the current estimated IPO price per share. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Confidential Treatment Requested by Burning Rock Biotech Limited

BNR-002

[ * * * ] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission

May 22, 2020

Bridging fair value per share from December 31, 2018 to December 31, 2019

The Company has bridged, in its prior responses to the Staff dated December 9, 2019 and February 18, 2020, the fair value per share determination used for option grant subsequent to December 31, 2018 to the fair value per share as of December 31, 2019, which was US$9.41. The relevant disclosure is included on pages 95 to 98 of the Registration Statement.

Prior Response to the Staff dated December 9, 2019:

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Revised Draft Registration Statement to include the assumptions used to estimate the fair value of the share options granted in the nine months ended September 30, 2019. The Company acknowledges the Staff’s request to bridge the fair value per share determination used for each option grant subsequent to December 31, 2018 to the estimated IPO price per share, and will supplementally provide the requested information to the Staff when the IPO price range becomes available.

Prior Response to the Staff dated February 18, 2020:

In response to the Staff’s comment, the Company has revised the disclosure on pages 92 and 93 of the Revised Draft Registration Statement to bridge the fair value per share determination used for option grant subsequent to December 31, 2018 to the fair value per share as of December 31, 2019. The Company will supplementally bridge such determinations to the estimated IPO price per share when the estimated IPO price range becomes available.

Bridging fair value per share from December 31, 2019 to estimated IPO price range

Supplemental Response:

Subsequent to December 31, 2019, the Company granted one batch of options on February 1, 2020. The fair value per share used for options granted on February 1, 2020 remained at US$9.41, which was primarily due to low visibility of the longer-term impact of COVID-19 on the Company’s business.

The Company supplementally advises the Staff that, based on discussions with the Company’s underwriters, the Company currently anticipates that the offering price for the IPO is expected to be in the range of US$[ * * * ] to US$[ * * * ] per share (the “Preliminary Indicative Price Range”), considering information currently available and current market conditions. The Preliminary Indicative Price Range is based on a number of factors, including the Company’s prospects, the history of and prospects for the Company’s industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly traded stock of generally comparable companies and preliminary discussions with the underwriters regarding potential valuations of the Company. The Company advises the Staff that the final price range to be included in a pre-effective amendment to the Registration Statement will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Confidential Treatment Requested by Burning Rock Biotech Limited

BNR-003

[ * * * ] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission

May 22, 2020

The Company’s final price range has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing Preliminary Indicative Price Range will not be subject to significant change.

The Company notes that, as is typical in initial public offerings, the Preliminary Indicative Price Range was not derived using a formal determination of fair value, but was determined based in part upon discussions between the Company and the underwriters and with reference to several quantitative and qualitative factors. The factors considered in setting the Preliminary Indicative Price Range included:

•	a fundamental analysis of the business including a discounted cash flow valuation;

•	an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the Company’s industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies; and

•

the Company’s belief that the public trading market would remain receptive to companies in the NGS-based cancer therapy selection industry; and the Company’s belief that there would be sufficient demand for the Company’s ordinary shares to support an offering of the size contemplated by the Company.

The Company believes that the difference in value reflected between the midpoint of the Preliminary Indicative Price Range and the determination of the fair value of the Company’s ordinary shares on December 31, 2019 of US$[ * * * ] per share is primarily the result of the following events and circumstances:

•

The Preliminary Indicative Price Range assumes the consummation of a successful IPO and the creation of a public market for the Company’s ordinary shares, while the previous valuations included an assumption that the ordinary shares were illiquid and might never become liquid, and were subject to discounts for lack of marketability, or DLOM.

•

The conversion of all of the Company’s outstanding preferred shares into ordinary shares upon completion of the offering, thus eliminating the superior rights and preferences of the Company’s preferred shares as compared to the Company’s ordinary shares.

•

The successful completion of an IPO will strengthen the Company’s balance sheet, provide access to public equity, provide enhanced operational flexibility and strengthen the Company’s brand recognition.

•

Despite the short-term negative impact of COVID-19, the Company’s business has started to recover. The Company secured two additional contracted partner hospitals in April 2020. The Company’s revenues for central laboratory business and in-hospital business increased by 16.5% and 105.7%, respectively, from the month ended April 30, 2019 to the month ended April 30, 2020. The Company’s total revenues increased by 30.7% from the month ended April 30, 2019 to the month ended April 30, 2020.

Confidential Treatment Requested by Burning Rock Biotech Limited

BNR-004

[ * * * ] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission

May 22, 2020

•

The Company has made progress toward the clinical validation of its pan-cancer early detection tests. In May 2020, the Company launched the first prospective, multi-center pan-cancer early detection study in China, to further develop and validate its pan-cancer early detection test. The COVID-19 pandemic has raised concern of diseases and public awareness of early cancer detection, which is also expected to accelerate the growth of Company’s early cancer detection business.

The aggregate equity value of the Company as at December 31, 2019 was US$[ * * * ], after applying a DLOM to reflect the fact that there was no ready market for shares of the Company as a closely-held company at that time. The aggregate equity value of the Company post its Series C+ financing in January 2020 on a fully diluted basis was US$[ * * * ]. Immediately prior to the completion of the IPO, the aggregate equity value of the Company implied by the midpoint of the Preliminary Indicative Price Range on a fully diluted basis is estimated to be US$[ * * * ], representing a moderate [ * * * ]% step-up from the aggregate equity value of the Company post its Series C+ financing.

In conclusion, the Company respectfully submits that the difference between the fair value of the Company’s ordinary shares on December 31, 2019 and the Preliminary Indicative Price Range is reasonable. The Company has not granted any share-based compensation awards since February 1, 2020 and does not intend to grant any additional share-based compensation awards before the completion of the IPO. For any future grant after the IPO, the Company will record share-based compensation expenses in its consolidated financial statements based on the fair value of its ordinary shares at grant date.

If you have any questions regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Leo Li, the chief financial officer of Burning Rock Biotech Limited, by telephone at +86-185-0164-1666 or via e-mail at leo.li@brbiotech.com, or William Huang, the partner at Ernst & Young Hua Ming LLP, by telephone at +86-20-2881-2888 or via email at William.Huang@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Leo Li, Chief Financial Officer, Burning Rock Biotech Limited

Sebastian R. Sperber, Esq., Partner, Cleary, Gottlieb, Steen & Hamilton LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP

William Huang, Partner, Ernst & Young Hua Ming LLP

Confidential Treatment Requested by Burning Rock Biotech Limited

BNR-005

[ * * * ] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83